SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

PROSPECTUS FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT
OF 1933 AND DEEMED FILED PURSUANT TO RULE 14D-9 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

October 1, 2002

TELIA AB

(Name of Filer)

SONERA CORPORATION

(Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

THE FOLLOWING IS A PRESS RELEASE ISSUED BY TELIA AB ON OCTOBER 1, 2002.

Press release

2002-10-01

Extraordinary shareholders’ meeting in Telia AB

Enclosed hereto is the notice for the extraordinary shareholder’s meeting in Telia on Monday November 4, 2002 at Berwaldhallen, Stockholm.

The notice will be published in the Swedish Official Gazette (Post- och Inrikes Tidningar), Svenska Dagbladet, Dagens Nyheter, Dagens Industri, Göteborgs-Posten and Sydsvenska Dagbladet on Friday October 4, 2002.

Extraordinary meeting of the shareholders of Telia AB (publ)

The shareholders of TELIA AB (publ) are hereby summoned to an extraordinary meeting to be held at Berwaldhallen, Dag Hammarskjölds väg 3, Stockholm, Sweden, at 5.00 p.m. on Monday, November 4, 2002. The doors will open at 4.00 p.m.

Right to participate

Shareholders who intend to participate in the extraordinary meeting must

–	be registered as shareholders in the printout of the register of shareholders issued by VPC AB as of Friday, October 25, 2002, and

–	have notified Telia AB of their intent to participate in the extraordinary meeting not later than 4.00 p.m. on Tuesday, October 29, 2002.

Notice, etc.

Notice of participation can be given in writing to Telia AB, Box 27334, SE — 102 54 Stockholm, by telephone +46 (0)8 670 71 15, or, for private individuals, via the Internet at www.telia.com/agm. Notice may be given by phone on weekdays between 9.00 a.m. and 5.00 p.m. The notice must include name, social security/corporate registration number, telephone number (office hours) and number of accompanying assistants. To facilitate admission to the extraordinary meeting, powers of attorney, registration certificates and other authorizing documents, should be sent to the company at the above address by Wednesday, October 30, 2002. Please note that any power of attorney must be submitted in the original and thus cannot be sent via the Internet.

In order to be able to participate in the extraordinary meeting, shareholders whose shares are nominee registered must temporarily re-register their shares in the shareholders’ register in their own names, not later than by Friday, October 25, 2002. Such shareholders must notify their nominees of this well in advance of Friday, October 25, 2002, when such registration must be completed. Please observe that this procedure may also be applicable for shareholders who are using a bank’s shareholder deposit and/or are trading via the Internet.

Agenda

Opening of the extraordinary meeting

1.	Election of a chairman at the meeting

2.	Election of two persons to verify the minutes together with the chairman

3.	Preparation and approval of the voting list

4.	Adoption of the agenda

5.	Examination of whether or not the meeting has been duly convened

6.	Proposal in respect of authorization to the board of directors to resolve on an increase of the company’s share capital by way of an issue of new shares

7.	Proposal in respect of authorization to the board of directors to resolve on an issue of debentures with attached warrants to subscribe for new shares in the company

8.	Election of a special auditor to examine the board of directors’ report in accordance with chapter 4, section 6 of the Swedish Companies Act (1975:1385), in connection with a non-cash issue of new shares

9.	Resolution in respect of the number of deputy auditors

10.	Election of a deputy auditor

11.	Resolutions in respect of the following matters, which shall apply subject to, and as from the time when Telia has taken possession of shares in Sonera Corporation (“Sonera”) acquired as a result of the public offer to the shareholders and the warrant holders of Sonera;

a)	Resolution in respect of a change of the company name

b)	Resolution in respect of the number of board members and deputy board members to be elected by the extraordinary meeting

c)	Election of board of directors. The chairman will, prior to the election, inform about the positions held by the candidates in other companies

d)	Proposal in respect of a change of the composition of Telia’s nominating committee

12.	Proposal in respect of reduction of the share premium reserve Closing of the meeting

Item 6 — Authorization to resolve on an issue of new shares

The board of directors proposes that the extraordinary meeting authorizes the board to, not longer than until the annual general meeting of shareholders in 2003, on one or several occasions, resolve on an increase of the company’s share capital by not more than in total SEK 5,460,175,724.80, by way of an issue of not more than in total 1,706,304,914 new shares, each with a nominal value of SEK three (3) and twenty (20) öre. The issue shall be a non-cash issue in respect of the public offer by Telia to the shareholders of Sonera, whereby the right to subscribe for the new shares shall only be granted to holders of shares in Sonera with the right and the obligation for these subscribers to pay for the new shares by transfer of their shares in Sonera to Telia in accordance with the terms and conditions of the offer.

Item 7 — Authorization to resolve on an issue of debentures with attached warrants to subscribe for new shares

The board of directors proposes that the extraordinary meeting authorizes the board to, not longer than until the annual general meeting of shareholders in 2003, on one or several occasions, resolve to issue one or several debentures with detachable warrants to subscribe for new shares in the company. The nominal value of the debentures shall not exceed SEK 14,000. At the time of their issuance the warrants shall give a right to subscribe for not more than in total 46,830,508 shares, each share with a nominal value of SEK three (3) and twenty (20) öre. The terms and conditions for the warrants shall contain the usual re-calculation provisions in the event of an issue of new shares, bonus issue, etc. The application of these re-calculation provisions may result in the issuance of another maximum number of shares where the warrants are exercised in full.

By deviation of the shareholders’ preferential right, the debentures shall be subscribed for by Telia Förlagsl#ri#n AB, a wholly-owned subsidiary of Telia, with the obligation to detach the warrants and transfer them as compensation for warrants issued by Sonera in accordance with the terms and conditions of Telia’s public offer to the holders of warrants issued by Sonera.

The reason for the deviation of the shareholders’ preferential right is that Telia has made a public offer to the shareholders of, and the holders of warrants issued by, Sonera to transfer their shares and their warrants, respectively, to Telia. The compensation to the warrant holders shall be warrants issued by Telia. For technical reasons, the issue is directed to Telia Förlagsl#ri#n AB which, in its turn, then transfers warrants in Telia as compensation to the holders of warrants in Sonera who accept the offer. The issue price shall be equivalent to the nominal value of the debentures.

Item 8 — Election of a special auditor

The board of directors proposes that Lindebergs Grant Thornton AB be elected as special auditor to examine the board of directors’ report in accordance with chapter 4, section 6 of the Companies Act in connection with a non-cash issue of new shares.

Items 9 and 10 — Appointment of a deputy auditor

The board of directors proposes that the number of deputy auditors shall be two. As deputy auditor for the period up to the end of the ordinary general meeting of shareholders held during the fourth financial year following the election of a deputy auditor, the board of directors proposes the authorized public accountant Lars Träff.

Item 11 — Change of the company name, election of board members and change of the constitution of the nomination committee etc.

The board of directors proposes, subject to, and as from the time when Telia has taken possession of shares in Sonera acquired as a result of the public offer to the shareholders and the warrant holders of Sonera

–	that the company name be changed to TeliaSonera by amendment of section 1 of the articles of association (clause 11 a)

–	that the number of board members, based on the shareholders’ agreement regarding Telia by and between the Republic of Finland and the Kingdom of Sweden, shall be nine ordinary members with no deputy members (clause 11 b)

–	that, based on the shareholders’ agreement regarding Telia by and between the Republic of Finland and the Kingdom of Sweden, Lars-Eric Petersson (re-election) and Tapio Hintikka (new election) are elected as board members and that seven additional board members to be later proposed are elected (clause 11 c)

–	that the nomination committee, based on the shareholders’ agreement regarding Telia by and between the Republic of Finland and the Kingdom of Sweden, shall consist of the chairman of the board and the vice chairman. The assignments of the committee shall remain the same (Clause 11 d)

Item 12 — Reduction of the share premium reserve

The board of directors proposes that the extraordinary meeting resolve to reduce Telia’s share premium reserve by an amount corresponding to the amount being received by Telia as share capital and share premium reserve through the non-cash issue in respect of the public offer by Telia to the shareholders of Sonera (the “Non-Cash Issue”), however not more than SEK 11,957,172,257. The amount by which the share premium reserve is reduced shall be transferred to Telia’s profit brought forward. The resolution by the general meeting on reduction of the share premium reserve shall be subject to the condition that the board of directors resolves on the Non-Cash Issue and the condition that the resolution on the Non-Cash Issue by the board of directors is registered with the Swedish Patent and Registration Office.

Documents

An information brochure describing the intended merger between Telia and Sonera, and the board of directors’ report in accordance with chapter 4, section 4 of the Swedish Companies Act will be kept available at Telia AB, Investor Relations, Märbackagatan 11 in Farsta, Sweden as from Monday, October 28, 2002 and will be sent to anyone on request by writing to: Telia AB, Box 27334, SE-102 54 Stockholm, Sweden, or by telephone +46 (0)8 670 71 15.

The information brochure will be sent to all shareholders who have notified Telia that they wish to receive financial information about the company.

Stockholm in October 2002
The board of directors

Forward-Looking Statements

This press release contains forward-looking statements. Statements that are not strictly historical statements, including statements about Telia’s and Sonera’s beliefs and expectations, constitute forward-looking statements. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The forward-looking statements in this press release include, but are not limited to, statements addressing the following subjects: expected timing of the merger; future financial and operating results; actions to be taken by the combined company following the merger; and the timing and benefits, including synergy benefits, of the merger.

The following factors, among others, could cause results to differ materially from those described in the forward-looking statements: the failure of the shareholders of Telia to approve the capital increase necessary to implement the transaction, the failure of the minimum tender condition, or the failure of other conditions to the offer; the risk that the businesses will not be integrated successfully and that the expected synergies and cost savings will not be achieved; and other economic, business, competitive and/or regulatory factors affecting the businesses of Telia and Sonera generally, including factors affecting the market for telecommunications services.

Telia and Sonera are under no obligation to, and expressly disclaim such obligation to, update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Cautionary Disclaimer/Legend

It is the responsibility of any persons receiving this announcement or any reproduction thereof in any jurisdiction other than Finland, Sweden and the United States to satisfy themselves as to the full observance of the laws and regulatory requirements of the relevant jurisdiction, including the obtaining of any governmental or other consent which may be required or observing any other formalities needing to be observed in such jurisdiction. Receipt of this announcement will not constitute an offer in those jurisdictions in which it would be illegal to make such an offer and in such circumstances it will be deemed to have been provided for information purposes only.

Due to restrictions under securities laws of Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, Italy, Japan, New Zealand and South Africa, the exchange offer will not be extended to persons with registered addresses in, and who are residents of, any of Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, Italy, Japan, New Zealand or South Africa.

The combination of Sonera and Telia will be implemented through an exchange offer made by Telia to all shareholders of Sonera. This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Sonera. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 which Telia filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 1, 2002. Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that Telia has filed or will file with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Sonera regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Telia and Sonera with the SEC at the SEC’s web site at www.sec.gov. You will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, as well as the Schedule TO and the Schedule 14D-9 once such documents are filed with the SEC, at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden. Attention: External Communications and Investor Relations (tel: +46 8 7137143, or Sonera, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor Relations (tel: +358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.